Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Reports Additional Reserves of 210,000 Gold Equivalent Ounces at its Molejon Project

Vancouver, BC – September 5, 2012: Petaquilla Minerals Ltd ("Petaquilla" or the "Company") is pleased to report that a resource and reserve estimate has been completed by Behre Dolbear & Company (USA) Inc. (“Behre Dolbear") for the Botija Abajo deposit, associated with its Molejon gold operations. A summary of Behre Dolbear's report is shown below. A complete National Instrument 43-101 compliant report on the Botija Abajo mineral resource and reserve estimate will be filed on the System for Electronic Document Analysis and Retrieval (SEDAR) shortly.

The completion of the Botija Abajo resource and reserve estimate is part of the Company’s policy of continuously upgrading its resource base which will include in fiscal year 2013 a further upgrade of Molejon’s existing reserves. Also in our current fiscal year 2013, additional resource reports will be completed for the Company’s Palmilla and Oro del Norte deposits in Panama as well as a reserve report for Lomero-Poyatos in Spain. The Company is also working towards completing a Feasibility Study on Lomero-Poyatos with a view to initiating processing operations in Spain by mid-2014.

By pursuing this strategy - moving from a single jurisdiction/single deposit operation to a multi-jurisdiction/multi-deposit operation - the Company expects to reach mid-tier producing status by the end of 2014, thus, creating and adding value for its shareholders.

Botija Abajo - Resources and Reserves Statement (1st September 2012)

		Au			Cu
Contained	Kt	g/t	oz	Kt	%	Klbs
Measured & Indicated	6,301	0.54	110,042	4,687	0.49	50,225
Proven & Probable	6,723	0.49	106,739	5,001	0.44	48,718

Notes:
●	Effective date of estimate: September 1, 2012
●	Measured and Indicated Resources are inclusive of Proven and Probable Reserves
●	Resources are pit constrained
●	No inferred Au or Cu contributes any revenue to the economic model
●	Proven and Probable Reserves include 3% Mining Losses and 10% Dilution
●	AuEq Contained: approximately 210,200 oz
- based on $1600/oz Au and 75% recovery and $3.54/lb Cu and 72% recovery – No NSR deductions

Qualified Persons

The authors of the Botija Abajo resource and reserve report, Dr. Robert E. Cameron and Mr. Michael D. Martin of Behre Dolbear, have reviewed and approved the figures included in this disclosure. Dr. Andrew J. Ramcharan, P. Eng., the Company's internal Qualified Person, has current knowledge of the project and has also reviewed and approved the content of this disclosure.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometer concession lands in Panama - a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause events to be materially different from future events expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions. Any forward-looking statements speak only as at the date of this document. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.